SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q1 PAT FALLS 34% TO €538M AS UNHEDGED
OIL PRICES SPIKE. TRAFFIC GROWS 6% AT LOWER FARES

Ryanair Holdings plc today (20 July) reported Q1 PAT of €538m, down 34% on PY Q1 PAT of €820m as the price of its 20% unhedged jet-fuel spiked and fares fell 6%, primarily due to the impact of the Middle East conflict and the first part of Easter holiday falling into PY Q4.

Q1 Ended:	Jun. 2025	Jun. 2026	+/-
Passengers	57.9m	61.3m	+6%
Load Factor	94%	94%	-
Revenue (€)	4.34bn	4.38bn	+1%
Op. Costs (€)	3.42bn	3.81bn	+11%
PAT	€820m	€538m	-34%

 Q1 highlights include:
●
Traffic grew 6% to 61.3m.
●
Rev. per pax fell 5% (ave. fare down 6% & ancil rev. flat).
●
Unit costs rose 5% as unhedged Q1 jet-fuel prices doubled to $150bbl.
●
FY27 jet-fuel is 80% hedged @ $67bbl. FY28 now 15% hedged at $85bbl.
●
3 new bases (Rabat, Tirana & Trapani) and 130 new S.26 routes.
●
Final €1.2bn bond repaid in May, leaving the Group now debt free.

Ryanair CEO Michael O'Leary, said:

Revenue & Costs:
"In Q1 Revenue rose 1% to €4.38bn.  Scheduled revenue dipped 1% to €2.91bn as traffic grew 6% but at 6% lower fares. Q1 fares (which benefitted from a full Easter during April 2025) required stimulation as the Middle East conflict led to consumer hesitancy, concerns about EU jet-fuel shortages, economic uncertainty and later bookings. Ancillary revenue grew in line with traffic to €1.47bn.  Operating costs rose 11% to €3.81bn as the price of our 20% unhedged jet-fuel more than doubled in Q1, while supplier compensation ceased following delivery of our final B-8200 "Gamechanger" in February 2026.

Ryanair's conservative hedging policy (FY27 fuel is 80% hedged at c.$67bbl) insulates Group earnings during volatile oil markets and widens our cost advantage over all other EU competitors. We recently extended our fuel hedges (on price dips) into FY28 which is now 15% hedged at c.$85bbl.

Balance Sheet & Liquidity:
Our industry leading balance sheet is underpinned by an unencumbered B737 fleet of 620 aircraft, BBB+ credit ratings and very strong liquidity. At 30 June gross cash was over €2.8bn, after €1.3bn debt repayments and €0.5bn capex.  Liquidity is further boosted by the Group's €1.1bn RCF which is mostly undrawn.  This financial strength widens the cost gap between Ryanair and competitor airlines, many of whom are exposed to rising (long-term) finance costs, expensive aircraft leases and unhedged jet-fuel.

We are now c.90% through our €750m buyback programme (over 25m shares purchased and cancelled at an ave. price of €26.35 per share).  Over the coming year (following the May repayment of our last €1.2bn bond) our funding priorities include MAX-10 aircraft capex, shareholder dividends and the completion of the current buyback programme from internal cashflows while rebuilding the Group's gross cash back to €4bn.

FLEET & GROWTH
The Group's fleet of 647 aircraft (incl. all 210 B-8200 "Gamechangers"), facilitates 4% FY27 traffic growth to 216m passengers.  Boeing continues to expect MAX-10 certification in late summer 2026 and plans to deliver Ryanair's first 15 MAX-10s on time in Spring 2027, with 300 of these super fuel-efficient aircraft (20% less fuel & 20% more seats) due to deliver by Mar. 2034.

For S.26, Ryanair has opened 3 new bases (Rabat, Tirana and Trapani) and 130 new routes, now on sale.  With only 4% FY27 traffic growth, our scarce capacity is being switched to those States, Regions and Airports cutting aviation taxes and lowering fees to incentivise growth (such as Albania, Italy, Morocco, Slovakia and Sweden) as we withdraw flights and traffic away from high tax/high cost markets like Austria, Dublin, Germany and Regional Spain.

We expect European short-haul capacity to remain constrained until at least 2030 as the 2 main OEMs remain well behind on aircraft deliveries, Pratt & Whitney engine repair delays continue, EU airline consolidation accelerates and unprofitable airlines (hit by higher jet-fuel prices and strong US dollar) face a difficult winter.  Industry capacity constraints, combined with our widening cost advantage, strong balance sheet, low-cost (fuel-efficient) aircraft orderbook and industry leading ops resilience will, we believe, facilitate Ryanair's sustainable, profitable growth to over 300m passengers p.a. by FY34.

ESG
During Q1 the Group recorded a record 91% customer satisfaction (CSAT) score (up 2% pts on PY).  Our ongoing investment in new technology and operational resilience, coupled with ambitious SAF targets, makes Ryanair one of Europe's most environmentally efficient airlines. This summer the Group is operating 210 Gamechanger aircraft (4% more seats, 16% less fuel) and preparations are well underway for the first MAX-10s in Q4 (20% more seats & 20% less fuel).  We'll also complete the winglet retrofit programme on all our B737NG fleet (1.5% lower fuel burn and 6% less noise) this winter.

OUTLOOK
FY27 traffic remains on track to grow 4% to 216m passengers (H1 +6% & H2 +2%).  Our unit cost leadership continues to widen. Our jet fuel is 80% hedged to March 2027 at c.$67bbl, insulating earnings from oil price volatility and helping offset a €300m increase in EU enviro. taxes, significant crew pay increases under new multi-year CLAs and higher maintenance.  Final FY27 unit costs will depend on the price of our 20% unhedged jet fuel over the remaining 3 quarters.  While S.26 volumes are strong, the booking window remains closer-in than last year which further reduces visibility.   Despite a recent, slight, uptick in volumes, and less price stimulation, Q2 pricing is trending modestly down (y-o-y) and the final H1 fare outcome is heavily dependent on the strength of close-in bookings in Aug. and Sept. As is normal this early in the year, we have zero H2 visibility so it remains far too early to provide any meaningful FY27 PAT guidance.

The final FY27 PAT remains highly sensitive to adverse external developments, incl. conflict escalation in the Middle East and Ukraine, the price of unhedged jet-fuel, macro-economic shocks and continuing European ATC strikes & mismanagement."

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Cian Doherty Drury Tel: +353-1-260-5000

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.216m guests p.a. on approx. 3,800 daily flights from 95 bases, the Group connects over 220 airports in 35 countries on a fleet of almost 650 aircraft, and 300 new Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of 30,000 aviation professionals delivering Europe's No.1 operational performance, and an industry leading 41-year safety record. Ryanair is one of the most efficient major EU airlines. With a young fleet and high load factors, Ryanair targets 50grams of CO₂ per pax/km by 2031 (a 27% reduction).

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities. Forward looking statements are based on management's beliefs and assumptions and on information currently available to management. Ryanair has no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events, or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities. Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the maintenance and replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, litigation, post-Brexit uncertainties, changes in the structure of the European Union, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, aircraft availability and delays in the delivery of contracted aircraft, dependence on external service providers and key personnel, supply chain disruptions, tariffs, fluctuations in corporate tax rates, currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, continued acceptance of low fares airlines, the general willingness of passengers to travel, war, geopolitical uncertainty and other economic, social and political factors, significant outbreaks of airborne disease and global pandemics such as Covid-19 and unforeseen security events, terrorist attacks and cyber-attacks. There may be other risks and uncertainties that Ryanair is unable to predict at this time or that Ryanair currently does not expect to have a material adverse effect on its business.

Ryanair Holdings plc and Subsidiaries
  Condensed Consolidated Interim Balance Sheet as at June 30, 2026 (unaudited)

		At Jun 30,	At Mar 31,
		2026	2026
	Note	€M	€M
Non-current assets
Property, plant and equipment		11,355.4	11,373.1
Right-of-use asset		144.1	148.1
Intangible assets		146.4	146.4
Derivative financial instruments	10	81.5	92.4
Deferred tax		2.3	2.3
Other assets		234.5	240.5
Total non-current assets		11,964.2	12,002.8

Current assets
Inventories		4.6	4.8
Other assets		2,362.5	1,985.0
Trade receivables	10	95.8	44.2
Derivative financial instruments	10	901.5	2,133.9
Restricted cash	10	31.2	31.2
Financial assets: cash > 3 months	10	319.7	812.4
Cash and cash equivalents	10	2,483.8	2,733.4
Total current assets		6,199.1	7,744.9

Total assets		18,163.3	19,747.7

Current liabilities
Provisions		73.5	60.3
Trade payables	10	713.0	609.8
Accrued expenses and other liabilities		6,871.9	6,442.0
Current lease liability		39.8	39.8
Current maturities of debt	10	-	1,198.8
Derivative financial instruments	10	34.5	142.3
Current tax		117.7	79.8
Total current liabilities		7,850.4	8,572.8

Non-current liabilities
Provisions		130.5	141.3
Derivative financial instruments	10	23.2	7.8
Deferred tax		536.6	671.5
Non-current lease liability		103.8	105.1
Non-current maturities of debt	10	38.3	147.8
Total non-current liabilities		832.4	1,073.5

Shareholders' equity
Issued share capital		6.3	6.3
Share premium account		1,466.3	1,434.8
Other undenominated capital		4.1	4.1
Retained earnings		7,147.7	6,777.5
Other reserves		856.1	1,878.7
Total shareholders' equity		9,480.5	10,101.4

Total liabilities and shareholders' equity		18,163.3	19,747.7

Ryanair Holdings plc and Subsidiaries
  Condensed Consolidated Interim Income Statement for the Quarter Ended June 30, 2026 (unaudited)

		Change	IFRS Quarter Ended	IFRS Quarter Ended
			Jun 30, 2026	Jun 30, 2025
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		-1%	2,914.5	2,943.8
Ancillary revenues		+5%	1,469.6	1,393.8
Total operating revenues	7	+1%	4,384.1	4,337.6

Operating expenses
Fuel and oil		-16%	1,689.3	1,456.8
Airport and handling charges		-5%	519.9	495.1
Staff costs		-3%	476.3	461.7
Depreciation		-21%	417.1	343.3
Route charges		-8%	386.1	356.3
Marketing, distribution and other		+8%	203.0	221.2
Maintenance, materials and repairs		-30%	117.0	89.9
Total operating expenses		-11%	3,808.7	3,424.3

Operating profit		-37%	575.4	913.3

Other income/(expense)
Net finance and other income			14.9	48.7
Foreign exchange gain/(loss)			2.6	(31.8)
Total other income		+4%	17.5	16.9

Profit before tax			592.9	930.2

Tax expense	4		(55.2)	(110.3)

Profit for the quarter - all attributable to equity holders of parent		-34%	537.7	819.9

IFRS earnings per ordinary share (€)
Basic			0.5164	0.7717
Diluted			0.5121	0.7659
Weighted avg. no. of ord. shares (in Ms)
Basic			1,041.3	1,062.5
Diluted			1,050.0	1,070.5

*'+' is favourable and '-' is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter Ended June 30,
2026 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2026	2025
	€M	€M

Profit for the quarter	537.7	819.9

Other comprehensive (loss):
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	(1,008.6)	(403.0)
Total other comprehensive (loss) for the quarter, net of income tax	(1,008.6)	(403.0)
Total comprehensive (loss)/income for the quarter - attributable to equity holders of parent
	(470.9)	416.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Quarter Ended June 30, 2026 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2026	2025
	€M	€M
Operating activities
Profit after tax	537.7	819.9

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation	417.1	343.3
Decrease/(increase) in inventories	0.2	(0.4)
Tax expense	55.2	110.3
Share based payments	2.3	4.5
(Increase) in trade receivables	(51.6)	(23.4)
(Increase) in other assets	(360.7)	(127.0)
Increase in trade payables	187.4	62.3
Increase in accrued expenses and other liabilities	439.6	258.2
(Decrease) in provisions	(4.9)	(15.6)
Decrease/(increase) in finance income	0.2	(4.2)
(Decrease) in finance expense	(8.6)	(1.4)
Foreign exchange	(2.4)	42.4
Income tax paid	(8.1)	(10.7)
Net cash inflow from operating activities	1,203.4	1,458.2

Investing activities
Capital expenditure - purchase of property, plant and equipment	(474.7)	(622.8)
Decrease/(increase) in financial assets: cash > 3 months	492.7	(634.8)
Net cash generated from/(used in) investing activities	18.0	(1,257.6)

Financing activities
Proceeds from shares issued	-	1.0
Share buyback	(153.4)	(59.1)
Repayment of borrowings	(1,310.0)	(340.0)
Lease liabilities paid	(10.1)	(8.9)
Net cash used in financing activities	(1,473.5)	(407.0)

Decrease in cash and cash equivalents	(252.1)	(206.4)
Net foreign exchange gain/(loss)	2.5	(43.6)
Cash and cash equivalents at beginning of the quarter	2,733.4	3,863.3
Cash and cash equivalents at end of the quarter	2,483.8	3,613.3

Included in the cash flows from operating activities for the quarter are the following amounts:
Interest income received	20.0	22.2
Interest expense paid	(14.9)	(17.6)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the Quarter Ended June 30, 2026 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at April 01, 2025	1,063.9	6.4	1,421.6	4.0	5,588.6	(21.3)	37.6	7,036.9
Profit for the year	-	-	-	-	2,173.7	-	-	2,173.7
Other comprehensive gain
Net movements in cash flow reserve	-	-	-	-	-	1,852.0	-	1,852.0
Total other comprehensive gain	-	-	-	-	-	1,852.0	-	1,852.0
Total comprehensive income	-	-	-	-	2,173.7	1,852.0	-	4,025.7
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.5	-	13.2	-	(10.0)	-	-	3.2
Repurchase of ordinary equity shares	-	-	-	-	(536.1)	-	-	(536.1)
Cancellation of repurchased shares	(20.5)	(0.1)	-	0.1	-	-	-	-
Dividends paid	-	-	-	-	(443.3)	-	-	(443.3)
Share-based payments	-	-	-	-	-	-	15.0	15.0
Transfer of exercised and expired share-based awards	-	-	-	-	4.6	-	(4.6)	-
Balance at March 31, 2026	1,043.9	6.3	1,434.8	4.1	6,777.5	1,830.7	48.0	10,101.4
Profit for the quarter	-	-	-	-	537.7	-	-	537.7
Other comprehensive (loss)
Net movements in cash flow reserve	-	-	-	-	-	(1,008.6)	-	(1,008.6)
Total other comprehensive (loss)	-	-	-	-	-	(1,008.6)	-	(1,008.6)
Total comprehensive income/(loss)	-	-	-	-	537.7	(1,008.6)	-	(470.9)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.4	-	31.5	-	(31.5)	-	-	-
Repurchase of ordinary equity shares	-	-	-	-	(152.3)	-	-	(152.3)
Cancellation of repurchased shares	(6.1)	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	2.3	2.3
Transfer of exercised and expired share-based awards	-	-	-	-	16.3	-	(16.3)	-
Balance at June 30, 2026	1,039.2	6.3	1,466.3	4.1	7,147.7	822.1	34.0	9,480.5

Ryanair Holdings plc and Subsidiaries
MD&A Quarter Ended June 30, 2026 ("Q1 FY27")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the quarter ended June 30, 2026 results.

Income Statement

Scheduled revenue:
Scheduled revenue dipped 1% to €2.91BN as traffic grew 6% (to 61.3M passengers), but at 6% lower fares. Q1 fares (which benefitted from a full Easter in April 2025) required stimulation as the Middle East conflict led to consumer hesitancy, initial concerns about jet fuel shortages, economic uncertainty and later bookings.

Ancillary revenues:
Ancillary revenue was solid, rising 5% to €1.47BN (€24 per passenger, broadly flat).

Total revenue:
As a result of the above, total Q1 FY27 revenue rose 1% to €4.38BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased 16% to €1.69BN as the Group's 80% jet fuel hedging and lower fuel burn (more B737-8200 "Gamechanger" aircraft) helped offset the spike in the price of our 20% unhedged jet fuel, higher environmental taxes and a 6% increase in flight hours.

Airport and handling charges:
Airport and handling charges rose 5% to €0.52BN, slightly below the 6% traffic growth.

Staff costs:
Staff costs rose 3% to €0.48BN, reflecting pre-agreed pay increases and new multi-year CLAs in various jurisdictions, and higher sectors offset by 29 additional B737-8200 "Gamechanger" aircraft in the fleet (driving better efficiency).

Depreciation:
Depreciation increased 21% to €0.42BN, primarily due to 29 additional B737-8200 "Gamechanger" aircraft in the fleet, higher aircraft utilisation (sectors up 6%), increased maintenance on the older B737NG fleet and provision for mid-life "hospital visits" on B-8200 LEAP engines.

Route charges:
Route charges rose 8% to €0.39BN, due to 6% more flight hours and higher Eurocontrol/ATC rates.

Marketing, distribution and other:
Marketing, distribution and other fell 8% to €0.20BN primarily due to lower EU261 compensation and marketing spend.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose 30% to €0.12BN due to higher utilisation, fleet growth (incl. additional line maintenance) and labour inflation. There are no further supplier compensation credits following delivery of our final B-8200 "Gamechanger" in Feb.

Other income:
Other income fell as supplier compensation ceased following delivery of our final B-8200 "Gamechanger" in Feb. (incl. in the prior-year comparative). This was offset by debt repayments and higher deposit interest rates. Foreign exchange translation primarily reflects the impact of €/US$ exchange rate movements on quarter end balance sheet revaluations.

Balance sheet:
Gross cash was €2.8BN at June 30, 2026 (March 31, 2026: €3.6BN) after €1.3BN debt repayments and €0.5BN capex. Net cash was €2.7BN (March 31, 2026: €2.1BN).

Shareholders' equity:
Shareholders' equity decreased by €0.6BN to €9.5BN in the quarter primarily due to an IFRS hedge accounting decrease in derivatives of €1.0BN offset by a net profit of c. €0.5BN.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the quarter ended June 30, 2026 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank (Investment Market Conduct) Rules 2019.

This interim management report includes the following:

● Principal risks and uncertainties relating to the remaining nine months of the year;
● Related party transactions; and
● Post balance sheet events.

Results of operations for the quarter ended June 30, 2026 compared to the quarter ended June 30, 2025, including important events that occurred during the quarter, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia's invasion of Ukraine in February 2022 and remain volatile in light of the Middle East conflict.

Among other factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year and the price of Ryanair securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, any change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors, global pandemics such as Covid-19, capacity growth in Europe, the availability of appropriate insurance coverage, supply chain disruptions/delays, increasing fares to cover rising business costs, cybersecurity risks and increased costs to minimise those risks, increasingly complex data protection laws and regulations, dependence on key personnel, the expectation that corporation tax rates will rise, the risk of a recession or significant economic slowdown, tariff wars and unforeseen security events.

Board of Directors

Details of the members of the Company's Board of Directors are set forth on pages 226 to 227 of the Group's 2026 Annual Report.

Related party transactions - Please see note 9.

Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these condensed consolidated interim financial statements. The continued preparation of the Group's condensed consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●
The Group's net profit of €0.5BN in the quarter ended June 30, 2026;
●
The Group's liquidity, with €2.8BN gross cash and €2.7BN net cash at June 30, 2026, and almost €1.1BN undrawn funds under the Group's €1.1BN revolving credit facility;
●
The Group's fuel hedging position (approx. 80% of FY27 and 15% of FY28 jet fuel requirements were hedged at June 30, 2026 at $668 and $848 per metric tonne respectively);
●
The Group's focus on cost reduction and cash management;
●
The Group's solid BBB+ credit ratings from both S&P and Fitch Ratings;
●
The Group's strong balance sheet position with its owned B737 fleet unencumbered;
●
The Group's access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions; and
●
The Group's ability, as evidenced throughout downturns (such as the Covid-19 crisis), to preserve cash and reduce operational and capital expenditure.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and material accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements for the quarter ended June 30, 2026 ("Q1 FY27"), comprise the results of the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2026 Annual Report for the year ended March 31, 2026, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2026, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale and leaseback transactions, secured and unsecured debt structures, undrawn funds under the Group's revolving credit facility, the Group's cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

The June 30, 2026 figures and the June 30, 2025 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2026, together with the independent auditor's report thereon, are available on the Company's website and will be filed with the Irish Registrar of Companies following the Company's Annual General Meeting. The auditor's report on those financial statements was unqualified. The accounting policies, presentation and methods of computation followed in the interim financial statements are consistent with those applied in the Company's latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the quarter ended June 30, 2026 on July 17, 2026.

Except as stated otherwise below, the interim financial statements for the quarter ended June 30, 2026 have been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and IFRS Accounting standards as issued by the International Accounting Standards Board (IASB).

New IFRS standards adopted during the period
The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2026, and therefore were applied by the Group for the first time in these interim financial statements:

●
Annual Improvements Volume 11 (effective on or after January 1, 2026).
●
Contracts Referencing Nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).
●
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the quarter ended June 30, 2026, and are not expected to have a material impact on financial periods thereafter.

Prospective IFRS accounting changes, new standards and interpretations not yet effective
The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not, as of yet, EU endorsed are flagged. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
IFRS 20 Regulatory Assets and Regulatory Liabilities (effective on or after January 1, 2029).*
●
IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency (effective on or after January 1, 2027).*
●
Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
 *These standards or amendments to standards are not as of yet EU endorsed.

The Group is currently evaluating the impact of IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027). IFRS 18 is the new standard on presentation and disclosure in financial statements (replacing IAS 1), with a focus on updates to the income statement. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be considerable, in particular those related to the classification of income and expenses into operating, investing and financing categories on the face of the income statement.

2.            Judgements and estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At June 30, 2026, the Group had €11.4BN of property, plant and equipment long-lived assets, of which €11.0BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, geopolitical uncertainties, changes in new aircraft fuel efficiency, changing market prices for new and used aircraft of the same or similar types, tariffs and macro economic shocks. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated tax expense for quarter ended June 30, 2026 of €55M (June 30, 2025: €110M) comprises a current tax charge of €46M and a €9M deferred tax charge primarily relating to the temporary differences for property, plant and equipment. No significant or unusual tax charges or credits arose during the quarter. The effective tax rate of approx. 9% for the quarter ended June 30, 2026 (June 30, 2025: approx. 12%) is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

5.            Contingencies

The Group is engaged in certain litigation arising in the ordinary course of its business. The Group does not believe that this litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

6.            Capital commitments

At June 30, 2026 the Group had an operating fleet of 621 (2025: 592) Boeing 737 and 26 (2025: 26) Airbus A320 aircraft. In May 2023, the Group ordered up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2034. This transaction was approved at the Company's AGM in September 2023.

7.            Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe ("Lauda"), Malta Air, Ryanair DAC and Ryanair UK. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.' The Ryanair DAC segment incorporates all of the Group's operations, except for those included within 'Other Airlines', and is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes.

The CODM assesses the performance of the business based on the profit or loss after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Quarter Ended	Ryanair DAC Jun 30, 2026 €M	Other Airlines Jun 30, 2026 €M	Elimination Jun 30, 2026 €M	Total Jun 30, 2026 €M
Scheduled revenues	2,876.3	38.2	-	2,914.5
Ancillary revenues	1,469.6	-	-	1,469.6
Inter-segment revenues	209.1	412.8	(621.9)	-
Segment revenues	4,555.0	451.0	(621.9)	4,384.1

Reportable segment profit after income tax	509.1	28.6	-	537.7

Other segment information:
Depreciation	(407.5)	(9.6)	-	(417.1)
Net finance and other income/(expense)	16.1	(1.2)	-	14.9
Capital expenditure	(369.5)	(20.2)	-	(389.7)
Staff costs	(300.6)	(175.7)	-	(476.3)

Segment assets	17,760.8	402.5	-	18,163.3
Segment liabilities	(8,139.9)	(542.9)	-	(8,682.8)

Quarter Ended	Ryanair DAC Jun 30, 2025 €M	Other Airlines Jun 30, 2025 €M	Elimination Jun 30, 2025 €M	Total Jun 30, 2025 €M
Scheduled revenues	2,903.9	39.9	-	2,943.8
Ancillary revenues	1,393.8	-	-	1,393.8
Inter-segment revenues	199.0	394.3	(593.3)	-
Segment revenues	4,496.7	434.2	(593.3)	4,337.6

Reportable segment profit after income tax	788.4	31.5	-	819.9

Other segment information:
Depreciation	(333.7)	(9.6)	-	(343.3)
Net finance and other income/(expense)	50.4	(1.7)	-	48.7
Capital expenditure	(403.2)	(12.6)	-	(415.8)
Staff costs	(294.0)	(167.7)	-	(461.7)

Segment assets	17,709.4	367.6	-	18,077.0
Segment liabilities	(10,120.9)	(554.3)	-	(10,675.2)

The expense line items not presented in the tables above are incurred by Ryanair DAC and as such have not been presented across the segments.

The following table disaggregates departing traffic revenue in primary geographical markets. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.
	Quarter Ended Jun 30, 2026	Quarter Ended Jun 30, 2025
	€M	€M

Italy	962.3	937.8
Spain	743.8	772.3
United Kingdom	654.2	631.7
Ireland	240.8	244.6
Other	1,783.0	1,751.2
Total revenue	4,384.1	4,337.6

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, reserved seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

8.            Property, plant and equipment

During the quarter ended June 30, 2026, net capital additions amounted to €0.38BN principally reflecting aircraft pre-delivery deposits and capitalised maintenance, offset by depreciation.

9.            Related party transactions

The Company's related parties include its subsidiaries, Directors and Key Management Personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2026 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2026 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

10.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2026 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●
Derivatives - currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at June  30, 2026 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended June 30, 2026 there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2026	2026	2026	2026
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	81.5	81.5	92.4	92.4
	81.5	81.5	92.4	92.4
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	84.3	84.3	35.8	35.8
- Jet fuel & carbon derivative contracts	817.2	817.2	2,098.1	2,098.1
	901.5	901.5	2,133.9	2,133.9
Trade receivables*	95.8		44.2
Cash and cash equivalents*	2,483.8		2,733.4
Financial asset: cash > 3 months*	319.7		812.4
Restricted cash*	31.2		31.2
	3,832.0	901.5	5,755.1	2,133.9
Total financial assets	3,913.5	983.0	5,847.5	2,226.3

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2026	2026	2026	2026
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	17.9	17.9	-	-
- U.S. dollar currency forward contracts	5.3	5.3	7.8	7.8
	23.2	23.2	7.8	7.8
Non-current maturities of debt:
- Long-term debt	38.3	38.3	147.8	147.8
	38.3	38.3	147.8	147.8
	61.5	61.5	155.6	155.6

Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	6.6	6.6	70.5	70.5
- U.S. dollar currency forward contracts	27.9	27.9	71.8	71.8
	34.5	34.5	142.3	142.3

Current maturities of debt:
- Bonds**	-	-	1,198.8	1,196.4
	-	-	1,198.8	1,196.4
Trade payables*	713.0		609.8
Accrued expenses*	2,654.8		2,221.6
	3,402.3	34.5	4,172.5	1,338.7
Total financial liabilities	3,463.8	96.0	4,328.1	1,494.3

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.
** In May 2026 the Group repaid its final €1.2BN Eurobond.

11.          Shareholders' equity and shareholders' returns

In the quarter ended June 30, 2026 the Company bought back, and cancelled, approx. 6.1M ordinary shares under its €750M share buyback programme at a total cost of €0.2BN. This is equivalent to approx. 0.5% of the Company's issued share capital at March 31, 2026. As a result of these share buybacks, share capital decreased by approx. 6.1M ordinary shares.

12.          Post balance sheet events

Between July 1, 2026 and July 16, 2026 the Company bought back approx. 0.6M ordinary shares at a total cost of approx. €16.6M under its ongoing share buyback programme. This brought total spend to almost €0.7BN.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 July, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary
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